HUNT GLOBAL RESOURCES, INC.

(f-k-a Tombstone Technologies, Inc.)

10001 Woodloch Forest Drive, Suite 325

The Woodlands, TX 77380

Tel: (281) 825-5000 ext. 1300    fax: (281) 676-2067

Office of George T. Sharp

Chief Executive Officer

June 1, 2011

Division of Corporation Finance via EDGAR

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington D.C. 20549

Re:	Tombstone Technologies, Inc. (n-k-a Hunt Global Resources, Inc.)(the “Company”)
POSAM
File No. 333-138184
Filed September 15, 2009 (never made effective)
CIK # 0001377318

FORM RW

My name is Mr. George T. Sharp. I am a Director and CEO of Hunt Global Resources, Inc. (the "Registrant" or the "Company").  Pursuant to Rule 477, the Registrant hereby withdraws its POSAM with file number 333-138184.  No sales of securities have been made pursuant to the POSAM. The registration is no longer needed.

Thank you.

Very truly yours,

/s/ George T. Sharp

George T. Sharp

Chief Executive Officer

Hunt Global Resources, Inc.

(f-k-a Tombstone Technologies, Inc.)

cc:   Representing Hunt Global Resources, Inc.:

Joel Seidner, Esq.

880 Tully Road #50

Houston, Texas 77079

voice: (281) 493-1311

fax: (281) 667-3292

e-mail: sidebar5@juno.com